Exhibit 99.1

Jaguar Mining Reports 2011 Fourth Quarter and Full Year Financial Results; Provides Update on Strategic Review Process and Adopts Shareholder Rights Plan

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, March 21, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today provided an update on its operations, the full year and fourth quarter 2011 earnings, the strategic review process led by the Special Committee and the adoption of a shareholder rights plan.

Operational and Financial Results - Full Year 2011 Highlights

•         Total gold production of 155,764 ounces, up 13 percent year-over-year

•         Total gold sold increased by 10 percent compared to 2010

•         Total revenue of $243.1 million

•         Average cash operating margin of $693 per ounce

•         Total underground mine development of 24.8 km, up 32 percent year over year

•         Underground infill drilling totaled 79,232 meters, up more than 400 percent year over year

Commenting on the Company's results and operations, Gary German, Jaguar's Chairman stated, "I am pleased that after a challenging year, we believe that we now have the plan, the mechanisms, and the seasoned operational team in place to achieve our goals.  I am especially pleased that we achieved a 13 percent year-over-year increase in total gold production and an increased gross margin per ounce in 2011.  As expected, however, the fourth quarter was not easy due to the continued transition at Paciência, as well as difficult ground conditions at Turmalina and record levels of rainfall that impacted production and average costs in the quarter."

Jaguar reported an adjusted net loss of $8.8 million or $0.10 per fully diluted share for the quarter ended December 31, 2011.  The adjusted result excludes $12.8 million in non-cash, non-operating expense from an unrealized loss on the conversion option embedded in convertible debt attributable to the change in accounting methods from Canadian GAAP to IFRS (see note 1), $3.7 million in termination benefits to executives, $3.3 million in non-cash interest expense related to the amortization of the discounts on convertible notes, a $2.2 million write-down of inventory to net realizable value at Paciência, $1.6 million of deferred income taxes and $1.6 million loss on disposition of property, plant and equipment.  Including these items, Jaguar's fourth quarter result was a net loss of $33.7 million or $0.40 per fully diluted share.

Cash operating costs were $1,114 per ounce of gold in the fourth quarter 2011 compared to $886 per ounce in the third quarter 2011.  The cash cost increase was primarily the result of higher costs for labor and equipment maintenance, increased mining dilution at Turmalina and Paciência as well as persistently severe wet weather conditions that inhibited some ore transport from mines to the processing plants at Caeté and Paciência. The cash operating margin for the fourth quarter 2011 was $566 per gold ounce sold compared to $806 per gold ounce sold in the third quarter of 2011.

At December 31, 2011, Jaguar had cash and cash equivalents totaling $74.5 million.  This compares to $39.2 million at December 31, 2010 and $101.7 million at September 30, 2011.

For the full year 2011, Jaguar produced 155,764 ounces of gold, sold 155,525 ounces of gold and reported record total annual revenue of $243.1 million.   For the year the Company reported a net loss of $65.6 million or $0.78 per fully diluted share.  Jaguar reported an adjusted net income of $3.6 million or $0.04 per fully diluted share in 2011, excluding the non-operating expenses related to the conversion option embedded in the Company's convertible debt attributable to the switch to IFRS reporting, non-cash interest expense, deferred income tax, one-time termination benefits and gains or losses from changes in foreign exchange rates. Cash provided by operating activities in 2011 totaled $71.9 million, or $0.85 per share.

These results compare to 137,867 ounces of gold produced, 140,530 ounces of gold sold, total revenue of $170.8 million, net income of $22.2 million, adjusted net loss of $15.7 million and cash provided by operating activities of $30.7 million in the full year 2010.  The increases in gold production, ounces of gold sold and total revenue in 2011 are largely attributable to the addition of the Caeté operation which was commissioned in the third quarter of 2010.  Total revenue was also driven higher by increased average realization per ounce.

The following is a summary of key operating results and measures for the quarter and full year ended December 31, 2011 and comparable measures for the relevant prior year periods.

Summary of Key Operating Results

	Quarter Ended		Year Ended
	December 31		December 31

	2011	2010	2011	2010
($ in 000s, except per share amounts)
Gold sales	$ 57,398	$ 44,554	$ 243,137	$ 170,788
Ounces sold	34,157	34,134	155,525	140,530
Average sales price ($ per ounce)	1,680	1,306	1,563	1,215
Gross profit	1,817	2,813	43,352	12,605
Net income (loss)	(33,661)	(9,633)	(65,623)	22,177
Basic income (loss) per share	(0.40)	(0.12)	(0.78)	0.26
Diluted income (loss) per share	(0.40)	(0.11)	(0.78)	0.26
Weighted avg. # of shares outstanding - basic	84,427,910	84,259,191	84,386,569	84,152,914
Weighted avg. # of shares outstanding - diluted	84,427,910	84,259,191	84,386,569	85,132,068

Turmalina

During the quarter ended December 31, 2011, Turmalina produced 13,470 ounces of gold at a cash operating cost of $1,117 per ounce compared to 10,275 ounces of gold at a cash operating cost of $899 per ounce during the quarter ended December 31, 2010.   The increase in cash operating cost per ounce at Turmalina during the quarter as compared to the same period in 2010 was attributable to higher mining dilution as a result of poor ground conditions in Ore Body A.

For the year ended December 31, 2011, Turmalina produced 61,400 ounces of gold at a cash operating cost of $886 per ounce compared to 59,481 ounces at a cash operating cost of $774 per ounce in 2010.  The increase in cash operating cost per ounce compared to 2010 was attributable to higher mining dilution, increases in labor costs, equipment maintenance and mining materials.

Underground development at the Turmalina Mine totaled 1.8 kilometers during the quarter ended December 31, 2011 and 8.2 kilometers for the full year.

Paciência

During the quarter ended December 31, 2011, Paciência produced 6,632 ounces of gold at a cash operating cost of $1,307 per ounce compared to 13,808 ounces of gold at a cash operating cost of $628 per ounce during same period in 2010.

The decrease in gold production and increase in cash operating costs at Paciência during the quarter were attributable to a decline in feed grades at the Santa Isabel Mine, mechanical problems with the ball mills at the processing plant, and the effects of record levels of rainfall which reduced ore transport from the higher grade Ouro Fino Mine.  Recommended changes and adaptations to the drive components of the mills were implemented in phases and caused periodic interruption of milling operations during the fourth quarter of 2011.  The full repair of the drive components in both mills is expected to be completed in the second quarter of 2012.  The reduced grade is attributable to mining dilution.

During the year ended December 31, 2011, Paciência produced 39,581 ounces of gold at a cash operating cost of $787 per ounce compared to 59,287 ounces at a cash operating cost of $670 per ounce in 2010.  In addition to the reasons stated above, the Company's decision to re-direct ore from the Pilar Mine to the Caeté processing plant during November 2010 contributed to the decline in gold production and the increase in cash operating costs during 2011.

Combined underground development for the mines supplying the Paciência Plant totaled 2.3 kilometers during the fourth quarter and 8.8 kilometers for the full year.

Caeté

During the quarter ended December 31, 2011, Caeté produced 13,295 ounces of gold at a cash operating cost of $1,014 per ounce during the quarter compared to 10,599 ounces of gold at a cash operating cost of $804 during the same period in 2010.  The increase in production was attributable to the redirection of ore from the Pilar Mine to the Caeté processing plant and the continued ramp-up of the Caeté operation.  However, production was lower than plan in the quarter due to the effects of record levels of rainfall, which hampered ore transport from the higher grade Pilar Mine.  The increased cash operating cost was due largely to increases in labor costs, maintenance expense and mining materials.

For the full year ended December 31, 2011, Caeté produced 54,783 ounces of gold at a cash operating cost of $912 per ounce compared to 19,099 ounces at a cash operating cost of $792 per ounce in 2010.   Consistent with the quarter ended December 31, 2011, the increase in 2011 production was attributable to the redirection of ore from the Pilar Mine to the Caeté processing plant and continued ramp-up of the Caeté operation.  The increased cash operating cost was due largely to increases in labor costs, maintenance expense and mining materials.

Underground development at the Pilar and Roça Grande mines totaled 2.1 kilometers during the quarter ended December 31, 2011 and 7.8 kilometers for the full year.

Gurupi Project

In January 2012, Jaguar received the installation license which authorizes the construction of the processing plant for this open pit project.  The license was a critical step in the development of the Gurupi Project and brings the Company closer to being able to realize the full value of its assets in Northern Brazil.

The licensing decisions for the Project's mining operations, tailings management facilities and other infrastructure are pending subject to the Company's acquisition of surface land rights.  The Company is engaging in negotiations with land holders.

During the fourth quarter of 2011, Jaguar continued exploration and development at Gurupi with an aggressive drilling program to further expand the resource base.  A full resource re-evaluation of the Cipoeiro and Chega Tudo ore bodies is expected to be completed in the second quarter of 2012.

Exploration

Jaguar's exploration activities during the quarter ended December 31, 2011 focused on completion of the 30,000 meter drilling program at the Gurupi Open Pit Project as well as the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.

The table below presents a summary of the Company's exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	1,497	7
	Santa Isabel Mine	Paciência	2,534	10
	Pilar Mine	Caeté	1,570	3
Northern Brazil	Cipoeiro	Gurupi Project	1,895	16
	Chega Tudo	Gurupi Project	6,350	24
Total			13,846	60

Southern Brazil

•      Turmalina - Ore Bodies A and B:  As part of a drilling program to test the continuity at depth of the 60o dipping and NE-plunging mineralized structure, underground drilling was conducted from collar positions stationed along a 370-meter long exploration drift located on Mine Level 4, which is 370 meters above sea level ("asl").  The purpose of this program is to establish the continuity of the ore bodies at depth, down to Mine Levels 9 and 10.

•      Paciência - Santa Isabel Mine and NW1 Target: The drilling program at the Santa Isabel Mine continued from the 530-meter long underground exploration drift developed on Mine Level 4 (775 meters asl).  The objective of this program is to confirm the extension of the ore bodies to Mine Levels 6 and 7.

•      Caeté - Pilar Mine: The Company continued with the underground drilling campaign at the Pilar Mine.  Collar positions were located on a 200-meter long exploration drift on Mine Level 3 (545 meters asl) intended to establish the continuity of the 50o dipping, SSE plunging mineralized structure in an ore panel down to Mine Levels 8 and 9.

Drilling results have confirmed the continuity of the mineralized structures in all the above mentioned targets, including locally high-grade gold mineralization.

Northern Brazil (Gurupi Project)

During the quarter ended December 31, 2011, Jaguar continued with the 30,000-meter drilling program at the Cipoeiro and Chega Tudo ore bodies.  The goal is to upgrade inferred mineral resources to indicated mineral resources in the lateral and deeper portions of these known deposits as well as to increase inferred mineral resources.

The results to date confirm the potential to significantly increase gold indicated mineral resources at the Project's Cipoeiro and Chega Tudo deposits, currently estimated at 69,887,500 tonnes of material at a grade of 1.12 grams per tonne totaling 2.5 million ounces. The infill drilling confirms the mineralization is consistent with the grade and width indicated from previous drilling programs and the step-out drilling demonstrates that the mineralization is persistent down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones. Preliminary results from deep holes FCTU0023 and KCT420 at Chega Tudo suggest the extension of the mineralization to a vertical depth of at least 300 meters. This is a significant increase over the previous resource drilling campaigns at the Project that had delineated the mineralization down to 170 meters vertical depth at Cipoeiro and 130 meters vertical depth at Chega Tudo.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro ore bodies, the 100 percent Jaguar owned Gurupi concession includes 12 additional, identified targets within the region. These additional targets have not been included in any of the Company's resource estimates or feasibility studies related to the Gurupi project. These targets have been identified as high potential by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling.

A new assessment of the Project's mineral resources inventory is expected during the second quarter 2012.

Outlook for 2012

The Company expects 2012 gold production to be in the range of 150,000 to 160,000 ounces.  Average cash operating costs for 2012 are expected to be in the range of $950 to $1,050 per ounce (based on an assumed exchange rate of R$1.75 per US$).

Strategic Review Process

The Strategic Review Process initiated by the Board of Directors and led by the Special Committee is active and continuing. Diligence investigations are ongoing and the Special Committee expects to complete the Strategic Review Process in the second quarter.

"The Special Committee continues to advance the process and work with its advisors, interested parties and their representatives to maximize value for Jaguar shareholders.  The Special Committee believes that important progress has been achieved in advancing this process."  Mr. German said.

Although the Special Committee believes that important progress has been made, there can be no assurance that the Strategic Review Process will result in a change of control transaction.

In order to discourage potentially disruptive or predatory actions to the Strategic Review Process, the Board of Directors has adopted, effective immediately, a limited duration Shareholder Rights Plan (the "Rights Plan").  The Rights Plan is scheduled to expire 120 days from adoption and is intended to:

•      Enable the Board of Directors to complete the Strategic Review Process

•      Provide the Board of Directors, in the event of any unsolicited take-over bid, with adequate time to identify, develop and negotiate value-enhancing alternatives

•      Protect shareholders from unfair, abusive or coercive treatment and from being pressured to sell at less than full or fair value

•      Ensure equal treatment of shareholders

The Rights Plan is intended to protect shareholders and shareholder value.  It does NOT:

•      Prevent or discourage a legitimate offer or an auction for control

•      Prevent a change of control

•      Prevent a bidder from making a bid

•      Prevent shareholders from making the ultimate decision regarding whether to sell their shares

•      Allow the Board to "just say no" to a legitimate bid

The Board of Directors has authorized the issuance of one right in respect of each common share of the Company outstanding at 5:00 p.m. (Toronto time) on March 21, 2012 and each share issued thereafter. The rights will become exercisable if a person, together with its affiliates, associates and joint actors, acquires or announces an intention to acquire beneficial ownership of common shares which, when aggregated with its current holdings, total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan).

Following the acquisition of 20% or more of the outstanding common shares, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase common shares at a substantial discount to the market price of the common shares at that time.

The Board has the discretion to defer the time at which the rights become exercisable and to waive the application of the Rights Plan if the Board of Directors determines it is in the best interests of the Company to do so.

Although the Rights Plan is effective immediately, it remains subject to acceptance by the Toronto Stock Exchange.

More information on the Rights Plan will be available in Company filings on SEDAR and EDGAR.  These filings can be accessed through Jaguar's web site at www.jaguarmining.com or directly at www.sedar.com or www.sec.gov.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's resource evaluation at Gurupi, 2012 production and cost guidance and the Strategic Review Process.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 expected to be filed on System for Electronic Document Analysis and Retrieval on or about March 23, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 expected to be filed with the United States Securities and Exchange Commission on or about March 23, 2012 and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS"), including the restatement of the comparative period previously reported under Generally Accepted Accounting Principles ("GAAP") in Canada.

Additional details will be available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2011.

The following tables contain information for the quarter (unaudited) and year ended December 31, 2011.  The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's audited financial statements for the period ended December 31, 2011 are expected to be filed on SEDAR and EDGAR on March 23, 2012.  Readers should refer to those filings for the final audited financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets:
Cash and cash equivalents	$74,475	$39,223	$121,256
Inventory	34,060	31,495	36,986
Prepaid expenses and sundry assets	25,541	24,523	19,050
Derivatives	-	168	1,280
	134,076	95,409	178,572

Prepaid expenses and sundry assets	48,068	48,582	35,837
Net smelter royalty	-	1,006	1,006
Restricted cash	909	908	108
Property, plant and equipment	388,675	348,815	262,748
Mineral exploration projects	88,938	74,658	62,236

	$660,666	$569,378	$540,507

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$34,922	$25,232	$21,346
Notes payable	22,517	26,130	5,366
Income taxes payable	18,953	16,677	15,641
Reclamation provisions	2,082	2,167	510
Other provisions	4,347	2,621	1,546
Deferred compensation liabilities	2,953	2,436	-
Other liabilities	1,475	704	-
	87,249	75,967	44,409

Notes payable	228,938	140,664	125,483
Option component of convertible notes	79,931	28,776	75,356
Deferred income taxes	8,635	215	450
Reclamation provisions	15,495	17,960	10,008
Deferred compensation liabilities	2,270	4,829	8,876
Other liabilities	339	497	738
Total liabilities	422,857	268,908	265,320

Shareholders' equity:
Share capital	370,043	369,747	365,667
Stock options	14,207	13,054	14,762
Contributed surplus	3,414	1,901	1,167
Deficit	(149,855)	(84,232)	(106,409)
Total equity attributable to equity shareholders of the Company	237,809	300,470	275,187

Commitments
Subsequent events
	$660,666	$569,378	$540,507

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2011	Year Ended December 31, 2010

Gold sales	$243,137	$170,788
Production costs	(153,331)	(119,124)
Stock-based compensation	(347)	(482)
Depletion and amortization	(46,107)	(38,577)
Gross profit	43,352	12,605

Operating expenses:
Exploration	1,953	3,553
Stock-based compensation	2,970	(1,300)
Administration	25,506	20,600
Management fees	3,016	1,131
Amortization	1,249	560
Other	2,596	5,051
Total operating expenses	37,290	29,595

Income (loss) before the following	6,062	(16,990)

Loss (gain) on derivatives	420	(705)
Loss (gain) on conversion option embedded in convertible debt	32,250	(46,580)
Foreign exchange loss (gain)	8,480	(1,244)
Accretion expense	2,454	1,517
Interest expense	27,001	16,836
Interest income	(9,237)	(3,870)
Gain on disposition of property	(2,029)	(6,794)
Other non-operating expense recoveries	453	313
Total other expenses (income)	59,792	(40,527)

Income (loss) before income taxes	(53,730)	23,537
Income taxes
Current income taxes	3,450	1,616
Deferred income taxes (recoveries)	8,443	(256)
Total income taxes	11,893	1,360

Net income (loss) and comprehensive income (loss) for the year	$(65,623)	$22,177

Basic and diluted earnings (loss) per share	$(0.78)	$0.26

Weighted average number of common shares outstanding - basic	84,386,569	84,152,914
Weighted average number of common shares outstanding - diluted	84,386,569	85,132,068

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
	Year Ended December 31, 2011	Year Ended December 31, 2010

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the year	$(65,623)	$22,177
Adjustments to reconcile net earnings to net cash provided from
(used in) operating activities:
Unrealized foreign exchange loss	11,618	303
Stock-based compensation expense (recovery)	3,317	(818)
Interest expense	27,001	16,836
Accretion of interest income	(188)	(188)
Accretion expense	2,454	1,517
Income taxes (recovered)	(140)	(256)
Deferred income taxes	8,443	-
Depletion and amortization	47,356	39,137
Write-down on Sabará property	-	313
Unrealized loss on derivatives	168	1,111
Unrealized loss (gain) on option component of convertible note	32,250	(46,580)
Loss on disposition of property, plant and equipment	1,618	1,922
Gain on disposition of mineral property	-	(4,625)
Inventory write-down	2,242	-
Impairment mineral exploration projects	528	-
Reclamation expenditure (recovery)	(556)	(1,662)
	70,488	29,187
Change in non-cash operating working capital:
Inventory	286	8,064
Prepaid expenses and sundry assets	(8,845)	(12,607)
Accounts payable and accrued liabilities	8,419	4,516
Income taxes payable	2,416	1,037
Other provisions	1,725	1,075
Deferred compensation liabilities	(2,570)	(546)
	71,919	30,726
Financing activities:
Issuance of common shares	164	2,895
Increase in restricted cash	-	(801)
Repayment of debt	(24,163)	(4,158)
Increase in debt	115,313	31,100
Interest paid	(13,276)	(9,173)
Other liabilities	613	463
	78,651	20,326
Investing activities:
Mineral exploration projects	(15,723)	(12,373)
Purchase of property, plant and equipment	(95,107)	(121,058)
Proceeds from disposition of property, plant and equipment	365	145
Proceeds from disposition of mineral property	-	1,250
	(110,465)	(132,036)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	(4,853)	(1,049)
Increase (decrease) in cash and cash equivalents	35,252	(82,033)
Cash and cash equivalents, beginning of year	39,223	121,256
Cash and cash equivalents, end of year	$74,475	$39,223

Non-IFRS Performance Measures

The Company has included the non-IFRS performance measures discussed below in this press release. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures provide investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with IFRS.

The Company has included cash operating cost per ounce produced and cash operating margin per ounce because it believes these figures are a useful indicator of an operation's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other gold mining operations. Additionally, the Company has provided adjusted net income, which reflects the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs in Jaguar's operations or administrative costs; and cash flow from operations, which does not reflect the change in non-cash operating working capital. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are set out in the following tables:

Adjusted Net Income
($000s)

	Quarter Ended Dec 31 2011	Quarter Ended Dec 31 2010	Year Ended Dec 31 2011	Year Ended Dec 31 2010
Net income (loss) as reported	$(33,661)	$(9,633)	$(65,623)	$22,177
Adjustments:
Loss (gain) on conversion option embedded in convertible debt	12,830	247	32,250	(46,580)
Non-cash interest expense	3,301	2,127	12,454	8,296
Foreign exchange loss (gain)	(464)	(519)	8,480	(1,244)
Deferred income tax (recoveries)	1,617	(1,364)	8,443	(256)
Termination benefits	3,715	-	3,715	-
Inventory write-down	2,242	-	2,242	-
Loss on disposition of property, plant and equipment	1,618	1,922	1,618	1,922
Adjusted net income (loss)	(8,802)	(7,220)	3,579	(15,685)
Adjusted basic and diluted net income (loss) per share	$(0.10)	$(0.09)	$0.04	$(0.19)

Cash Provided by Operating Activities
($000s)
	Quarter Ended Dec 31 2011	Quarter Ended Dec 31 2010	Year Ended Dec 31 2011	Year Ended Dec 31 2010
Cash provided by operating activities as reported
Net income	$(33,661)	$(9,633)	$(65,623)	$22,177
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss	(4,784)	(78)	11,618	303
Stock-based compensation	2,371	1,265	3,317	(818)
Interest expense	7,041	4,335	27,001	16,836
Accretion of interest income	-	(94)	(188)	(188)
Accretion expense	612	518	2,454	1,517
Income taxes (recovered)	-	(256)	(140)	(256)
Deferred income taxes	1,617	(1,108)	8,443	-
Depletion and amortization	12,873	10,709	47,356	39,137
Write down on Sabara property	-	313	-	313
Unrealized loss on derivatives	(893)	(993)	168	1,111
Unrealized (gain) loss on option component of convertible note	12,830	247	32,250	(46,580)
Gain on disposition of mineral property	-	-	-	(4,625)
Loss on disposition of property, plant and equipment	1,618	1,922	1,618	1,922
Inventory write-down	2,242	-	2,242	-
Impairment mineral exploration projects	528	-	528	-
Reclamation expenditure (recovery)	(457)	(49)	(556)	(1,662)
	$1,937	$7,098	$70,488	$29,187
Change in non cash operating working capital	$(1,048)	$(1,115)	$1,431	$1,539
Cash provided by operating activities	$889	$5,983	$71,919	$30,726
Cash provided by operating activities per share	$0.01	$0.07	$0.85	$0.37

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $78.9 million at December 31, 2011 (December 31, 2010 - $28.8 million). The change in fair value of $32.3 million for the year ended December 31, 2011 is shown as a loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Loss) (Year ended December 31, 2010 - $46.6 million gain.)

%CIK: 0001333849

For further information:

Company Contacts

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-410-4888
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 20:26e 21-MAR-12